UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                              Diomed Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    25454R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Charlotte Edelman, Esq.
                Mintz Levin Cohen Ferris Glovsky and Popeo, P.C.
                        666 Third Avenue, New York 10017
                                 (212) 692-6730
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

                                                                 SCHEDULE 13D
==================================================
                                                                        13D
CUSIP NO.  25454R108
==================================================

============== ===============================================================================================================
           1   NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Nathan A. Low
-------------- ---------------------------------------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)               (a) [ ]
                                                                                                 (b) [X]
-------------- ---------------------------------------------------------------------------------------------------------------
           3   SEC USE ONLY
-------------- ---------------------------------------------------------------------------------------------------------------
           4   SOURCE OF FUNDS (See Instructions)

               OO
-------------- ---------------------------------------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)
-------------- ---------------------------------------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
================================================== ======== ==================================================================
                  NUMBER OF                                    7       SOLE VOTING POWER
                  SHARES                                               22,193,746 (See Item 5)
                                                   -------- ------------------------------------------------------------------
                  BENEFICIALLY                                 8       SHARED VOTING POWER
                  OWNED BY                                             0
                                                   -------- ------------------------------------------------------------------
                  EACH                                         9       SOLE DISPOSITIVE POWER
                  REPORT
                  REPORTING                                            22,193,746 (See Item 5)
                                                   -------- ------------------------------------------------------------------
                  PERSON                                      10       SHARED DISPOSITIVE POWER
                  WITH                                                 0
============= ================================================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              22,193,746 (See Item 5)
------------- ----------------------------------------------------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [X]

              (See Instructions)
------------- ----------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.59%
------------- ----------------------------------------------------------------------------------------------------------------

14            TYPE OF REPORTING PERSON (See Instructions)

              IN
============= ================================================================================================================


                                Page 2 of 7 pages

                                  SCHEDULE 13D

         Item 1. Security and Issuer

         This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock") of Diomed Holdings, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at One Dundee Park, Andover, Massachusetts 01810.

         Item 2. Identity and Background

         This statement is being filed on behalf of Nathan A. Low. Mr. Low is the president of Sunrise Securities Corp., a New York corporation and registered broker-dealer ("Sunrise"), the principal offices of which are located at 641 Lexington Avenue, New York, New York 10022.

         During the last five years, Mr. Low has neither been (i) convicted in any criminal proceeding, nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration

         The shares of Common Stock reported hereby were originally issued to Sunrise as consideration for services rendered to the Company in connection with the Equity Financing (as defined below) and transferred by Sunrise to Mr. Low as consideration for services rendered by him to Sunrise. (See also, Item 5.)

         Item 4. Purpose of Transaction

         Mr. Low acquired the shares of Common Stock reported hereby for investment purposes only. Mr. Low does not have any plan or proposal which relates to, or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;


                                Page 3 of 7 pages

         (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g)  changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j) any action similar to any of those enumerated above.

         Item 5. Interest in Securities of the Issuer

         On September 2, 2003, the Company entered into an equity financing transaction (the "Equity Financing") in which it agreed to sell shares of its Common Stock to accredited investors for an aggregate purchase price of $23.2 million.

         The first closing of the Equity Financing occurred on September 3, 2003 at which time $6.5 million of the $23.2 million was delivered to the Company in the form of a secured bridge loan and the Company issued to the investors several secured convertible bridge notes, bearing interest at 8% per annum, in the aggregate principal amount of $6.5 million.

         As partial consideration for its services as placement agent for the Equity Financing, Sunrise received $495,000, all of which it reinvested in the Company as consideration for a secured convertible bridge note in the principal amount of $495,000 (on the same terms as the notes issued to the other investors in the Equity Financing). Sunrise subsequently transferred portions of its secured bridge note to several of its employees, including Mr. Low, and to others who provided services in connection with the Equity Financing. As a result of such transfer, Mr. Low received a secured convertible bridge note in the aggregate principal amount of $189,124.14.

         Also, as consideration for its services as placement agent for the Equity Financing, the Company issued to Sunrise, warrants to purchase an aggregate of up to 40,879,063 shares of Common Stock. As with the secured bridge notes, Sunrise transferred portions of the warrants to several of its employees, including Mr. Low, and to others who provided services in connection with the Equity Financing. As a result of such transfer, Mr. Low received warrants to purchase an aggregate of up to 8,508,729 shares of Common Stock at an exercise price of $.001 per share, 3,024,767 shares of Common Stock at an exercise price of $.08 per share, and 8,277,095 shares of Common Stock at an exercise price of $.10 per share.

         The warrants became exercisable on November 25, 2003 upon (i) approval of the Equity Financing by the Company's stockholders at the Company's annual meeting of stockholders and (ii) approval by the American Stock Exchange of the listing of the shares of Common Stock issued in connection with the Equity
Financing (including those shares underlying the warrants), and will remain exercisable until their expiration five years following such date.

                                Page 4 of 7 pages

         Also on November 25, 2003, the second closing of the Equity Financing occurred and, in connection therewith, the secured bridge notes described above (including the secured bridge note issued to Mr. Low), and the interest accrued thereon, converted into shares of Common Stock at a price equal to $.08 per share. Consequently, Mr. Low became the beneficial holder of 2,408,181 shares of Common Stock.

         On December 3, 2003, Mr. Low exercised warrants to purchase 8,508,729 shares of Common Stock at a $.001 per share. Such warrants will be purchased by way of a cashless exercise, the net effect of which will be the issuance to Mr. Low of 8,483,703 shares of Common Stock while 25,026 shares will not be issued to him but will instead be deemed paid to the Company as consideration of the aggregate exercise price. The remainder of his warrants remain outstanding and exercisable at the time of the filing of this Schedule 13D.

         Mr. Low's beneficial ownership of 22,193,746 shares of Common Stock, consists of (a) 2,408,181 shares of Common Stock issued to him up conversion of the secured bridge note described above, (b) 8,483,703 shares of Common Stock issued to him upon exercise of a warrant to purchase shares at $.001 per share,
(c) 3,024,767 shares of Common Stock issuable to him upon exercise of a warrant to purchase shares at $.08 per share, and (d) 8,277,095 shares issuable to him upon exercise of a warrant to purchase shares at $.10 per share. Following the issuance of shares of Common Stock in the Equity Financing and other recent issuances approved by the Company's stockholders, as reflected in the Company's registration statement on Form SB-2 filed with the SEC on December 3, 2003, as of November 26, 2003, the Company has 316,902,553 shares of Common Stock outstanding (not including the 8,483,703 shares to be issued to Mr. Low in respect of his exercised warrant described above or other shares issuable upon the exercise of the other warrants described above). Accordingly, Mr. Low's beneficial ownership of 22,193,746 shares of Common Stock represents 6.59% of the total number of shares of Common Stock of the Company (based upon the 316,902,553 shares outstanding, plus the shares issued or issuable upon exercise of Mr. Low's unexercised warrants).

         Mr. Low has the sole power to vote and sole power to dispose of, the 22,193,746 shares Common Stock. Except as described above, during the past sixty days, Mr. Low has not effected any transactions in shares of Common Stock.

         The 22,193,746 shares of Common Stock beneficially held by Mr. Low does not include 5,659,712 shares of Common Stock beneficially held by Sunrise Foundation Trust, a charitable trust of which Mr. Low is trustee. Mr. Low disclaims beneficial ownership of the shares of Common Stock held by Sunrise Foundation Trust.

                                Page 5 of 7 pages

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Low's warrants described above are evidenced by warrant agreements, which provide, among other things, (a) for exercise by payment of check, the surrender of debt or equity securities of the Company having the fair market value equal to the aggregate exercise price, or by cashless exercise, (b) an exercise period which commenced on the date which the Company's stockholders approved the Equity Financing and the date the American Stock Exchange approved for listing shares of Common Stock issued in connection with the Equity financing (including shares underlying the warrants) (i.e., November 25, 2003) and will expire on the fifth anniversary thereof, and (c) weighted-average antidilution protection in the event that the Company issues equity securities at a price below the then current exercise price and standard antidilution protection in the case of a stock split, stock combination or other events.

         In connection with the Equity Financing, pursuant to an Investors' Rights Agreement, the Company has agreed to register for resale shares of Common Stock issued by the Company in the Equity Financing, including Mr. Low's shares of Common Stock reported hereby. The Company filed with the SEC a registration statement on Form SB-2 in that connection on December 3, 2003.

         Item 7. Material to be Filed as Exhibits

         Not applicable.



                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       December 5, 2003
                               ---------------------------------------
                                            (Date)


                                      /s/ Nathan A. Low
                               ---------------------------------------
                                         (Signature)


                                        Nathan A. Low
                               ---------------------------------------
                                            (Name)


                                Page 7 of 7 pages